

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 10, 2016

Dheeraj Pandey
President and Chief Executive Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

>   **Re: Nutanix, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed May 27, 2016**
>   **File No. 333-208711**

Dear Mr. Pandey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Contractual Obligations, page 82

1.   Please include a footnote to the April 30, 2016 contractual obligations table indicating that you are required to repay the Senior Notes upon receipt of cash proceeds from the offering and as such, the Notes may be repaid within one year.

Consolidated Balance Sheets, page F-3

2.   Please revise to remove the pro forma adjustments for the repayment of debt and the sale of short-term investments from the face of the historical balance sheet.

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page F-32

3.   We note that you held $12.1 million in cash and cash equivalents in your foreign
        subsidiaries as of July 31, 2015. Please tell us whether you held any short-term
        investments in your foreign subsidiaries as of July 31, 2015 and April 30, 2016, and
        disclose the amount, if material. Also tell us whether you will need to repatriate any
        undistributed foreign earnings to repay the senior notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement, please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney,

at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: <u>Via E-mail</u>
        Mark Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.